Exhibit 16

Hamilton PC

2121 S. Oneida St., Suite 312

Denver, CO  80224

P: (303) 548-8072

F: (888) 466-4216

cpaeah@msn.com

The Board of Directors and Stockholders

Blackbox Semiconductor, Inc

We would like to inform the Board of Directors that we have resigned from the PCAOB and will no longer be the auditor for Blackbox Semiconductor, Inc. We do not have or have had any disagreements with the Company or its management.

Hamilton, PC

/s/ Hamilton, PC

Denver, Colorado

November 30, 2012